SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Georgia-Pacific Corporation

(Name of Subject Company (Issuer))

Georgia-Pacific Corporation

(Names of Filing Persons (Offeror))

Certain Outstanding Options to Purchase Georgia-Pacific Group Common Stock, par value $.80 per share, and
Certain Outstanding Stock Appreciation Rights

(Title of Class of Securities)

373298108

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kenneth F. Khoury, Esq.
Vice President, Deputy General Counsel and Secretary
GEORGIA-PACIFIC CORPORATION
133 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 652-4000

Copy To:
Cal Smith, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,756,381	$6,048(1)

•	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 10,684,721 shares of common stock of Georgia-Pacific Corporation and 3,571,000 SAR units will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options and SARs ($74,756,381), calculated based on the Black-Scholes option pricing model as the transaction value multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________	Filing Party: _____________________
Form or Registration No.: _____________________	Date Filed: _____________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO of Georgia-Pacific Corporation, filed on May 7, 2003, as amended and supplemented by Amendment No. 1 to the Schedule TO, filed on May 9, 2003, and as amended and supplemented by Amendment No. 2 to the Schedule TO, filed on May 21, 2003, relating to Georgia-Pacific’s offer to exchange certain outstanding stock options for shares of restricted stock and certain outstanding stock appreciation rights for replacement SARs.

     The purpose of this Amendment No. 3 is to amend and supplement Item 12 of Georgia-Pacific’s Schedule TO to add a new Exhibit 99.(a)(9).

Item 12. Exhibits

Exhibit
Number	Description of Exhibits

(a)(9)	Notice to Eligible Employees, dated May 28, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGIA-PACIFIC CORPORATION

Date: May 28, 2003	By:	/s/ Kenneth F. Khoury Kenneth F. Khoury, Vice President, Deputy General Counsel and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(9)	Notice to Eligible Employees, dated May 28, 2003.